Mail Stop 4561

April 13, 2006

By U.S. Mail and facsimile to (302) 571-6842.

Stephen A. Fowle
Executive Vice President and Chief Financial Officer
WSFS Financial Corporation
838 Market Street
Wilmington, Delaware 19899

>   **Re: WSFS Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 13, 2006**
>   **File No. 000-16668**

Dear Mr. Fowle:

    We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Consolidated Financial Statements

Notes to Consolidated Financial Statements

6. Reverse Mortgages and Related Assets, page 39

1. Please tell us how you considered paragraph 6 of SFAS 133 in determining that the option to purchase residual class "O" certificates did not meet the definition of a derivative.

20. Accounting for Derivative Instruments and Hedging, page 58

2. From your disclosure, it appears that you discontinued hedge accounting beginning in 2004. Please tell us how you considered the guidance in paragraph 32 of SFAS 133 in determining that the amount remaining in other comprehensive income should be amortized instead of recorded in earnings in the period in which hedge accounting was discontinued.

21. Segment Information, page 59

3. In your disclosure, you state that you report segment results for those business components for which discrete financial information is available and reviewed by management and the remaining components are aggregated based on the criteria of paragraph 17 SFAS 131.   From your discussion on page 10, it appears that you have discrete financial information available for your wealth management division and Montchanin. Please tell us how you determined that it was appropriate to aggregate the wealth management division and Montchanin with WSFS and separately address each criteria included in paragraph 17 of SFAS 131. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on

EDGAR and provide us with your intended disclosures to be included in your future filings. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant